UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 14, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Advanced BioEnergy, LLC

File No. 0-52421 - CF#28802

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Advanced BioEnergy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2012.

Based on representations by Advanced BioEnergy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2015
Exhibit 10.1.1	through December 31, 2015
Exhibit 10.2	through July 31, 2016
Exhibit 10.3	through December 31, 2015
Exhibit 10.4	through June 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel